UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2026	Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.

(Translation of registrant's name into English)

1 York Street, 31st Floor, Toronto, Ontario, M5J 0B6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Exhibits	Description

99.1	News Release dated August 25, 2026

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)

Date: August 25, 2026	By:	/s/ “Kevin Armitage”
Kevin Armitage
AVP & Managing Counsel, Corporate Legal